Exhibit 99.1
PRESS RELEASE
CRESCENT POINT ANNOUNCES Q2 2016 RESULTS
(All financial figures are approximate and in Canadian dollars unless otherwise noted)
August 11, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2016. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2016, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.
FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2016	2015	% Change	2016	2015	% Change
Financial
Funds flow from operations (1)	404.4	524.2	(23)	782.4	957.8	(18)
Per share (1) (2)	0.79	1.14	(31)	1.54	2.11	(27)
Net income (loss)	(226.1)	(240.5)	(6)	(313.6)	(286.5)	9
Per share (2)	(0.45)	(0.53)	(15)	(0.62)	(0.63)	(2)
Adjusted net earnings from operations (1)	15.1	40.4	(63)	9.9	68.7	(86)
Per share (1) (2)	0.03	0.09	(67)	0.02	0.15	(87)
Dividends declared	46.0	330.4	(86)	163.9	647.9	(75)
Per share (2)	0.09	0.69	(87)	0.32	1.38	(77)
Payout ratio (%) (1) (3)	11	62	(51)	21	67	(46)
Per share (%) (1) (2) (3)	11	61	(50)	21	65	(44)
Net debt (1)	4,038.7	3,977.0	2	4,038.7	3,977.0	2
Net debt to funds flow from operations (1) (4)	2.3	1.9	21	2.3	1.9	21
Decommissioning and environmental expenditures (5)	3.2	4.3	(26)	14.0	14.2	(1)
Weighted average shares outstanding
Basic	506.3	456.9	11	506.0	453.0	12
Diluted	509.1	459.4	11	508.6	454.9	12
Operating
Average daily production
Crude oil (bbls/d)	132,730	129,224	3	138,351	130,738	6
NGLs (bbls/d)	16,870	8,518	98	16,822	8,148	106
Natural gas (mcf/d)	105,709	83,366	27	105,340	83,118	27
Total (boe/d)	167,218	151,636	10	172,730	152,739	13
Average selling prices (6)
Crude oil ($/bbl)	50.31	62.80	(20)	43.00	55.68	(23)
NGLs ($/bbl)	14.18	18.99	(25)	11.34	17.56	(35)
Natural gas ($/mcf)	1.72	3.02	(43)	1.88	3.08	(39)
Total ($/boe)	42.45	56.25	(25)	36.69	50.27	(27)
Netback ($/boe)
Oil and gas sales	42.45	56.25	(25)	36.69	50.27	(27)
Royalties	(5.79)	(8.60)	(33)	(5.10)	(7.85)	(35)
Operating expenses	(10.88)	(11.76)	(7)	(10.53)	(11.82)	(11)
Transportation expenses	(2.18)	(2.33)	(6)	(2.20)	(2.34)	(6)
Netback prior to realized derivatives	23.60	33.56	(30)	18.86	28.26	(33)
Realized gain on derivatives	7.62	8.18	(7)	10.44	10.10	3
Netback (1)	31.22	41.74	(25)	29.30	38.36	(24)
Capital Expenditures
Capital acquisitions (net) (7)	(0.3)	1,477.9	(100)	8.3	1,493.5	(99)
Development capital expenditures (5)
Drilling and development, seismic and facilities	76.1	317.1	(76)	388.4	862.1	(55)
Land	4.1	12.2	(66)	13.6	24.0	(43)
Total	80.2	329.3	(76)	402.0	886.1	(55)

(1)
Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3)	Payout ratio is calculated as dividends declared divided by funds flow from operations.

(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.

(5)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.

(6)	The average selling prices reported are before realized derivatives.

(7)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

This news release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this news release, respectively.

SECOND QUARTER 2016 HIGHLIGHTS

•
Crescent Point achieved quarterly production of 167,218 boe/d in second quarter 2016, which was weighted 89 percent to light and medium crude oil and liquids. This represents an increase of 10 percent over second quarter 2015.

•
During second quarter, the Company spent $51.4 million on drilling and development activities, drilling 14 (12.2 net) wells with a 100 percent success rate. This is down 81 percent or $219.3 million from second quarter 2015 drilling and development spending when the Company drilled over 142 net wells. The significant reduction from the previous year is due to lower costs as well as Crescent Point’s strong first quarter 2016 production levels that allowed the Company to shift approximately $100 million of capital to the second half of the year in order to realize further cost reductions, protect its balance sheet and improve the Company’s positioning for 2017. Crescent Point also spent $28.8 million on land, seismic and facilities in second quarter 2016, for total development capital expenditures of $80.2 million.

•
Crescent Point generated funds flow from operations of $404.4 million, or $0.79 per share diluted, in second quarter 2016. Funds flow from operations declined 23 percent from the same period in 2015, primarily due to a 25 percent decline in the Company’s average selling price per boe.

•
Second quarter netbacks of $31.22 per boe were strong relative to average selling prices of $42.45 per boe, due to lower year-over-year operating costs and royalties, as well as the Company’s conservative hedging program, which contributed $7.62 per boe of realized gains on derivatives during the quarter. Crescent Point continues to generate industry-leading netbacks in North America.

•
Crescent Point successfully reduced its operating expenses during the first half of 2016 to $10.53 per boe. The Company expects its 2016 operating expenses to equate to an average of approximately $11.40 per boe, which is approximately $0.85 per boe or $50 million lower than in its original 2016 budget. The Company's cost reduction initiatives have been successful in improving its transportation and hauling, chemical, labour and service costs, as well as logistics around maintenance.

•
Crescent Point remains focused on advancing each of its core resource plays in the current environment, including its emerging-growth assets. In the Uinta Basin, the Company improved drilling efficiencies in its vertical program by reducing the number of drilling days to seven, compared to 14 days on average in 2013. Crescent Point also drilled one net horizontal well in the Uinta Basin during second quarter, following up on the success of its most recent horizontal well results. The Company expects to drill two more horizontal wells in the second half of 2016. At Flat Lake, the Company continued its step-out program to further expand the economic boundaries of the multi-zone resource play. In the Viewfield Bakken resource play, Crescent Point received technical approval from the Government of Saskatchewan for the second of four waterflood units proposed by the Company.

•
Crescent Point paid total dividends of $0.09 per share for the quarter. The Company achieved a second quarter payout ratio of 11 percent for the three months ended June 30, 2016. The Company’s total payout ratio, based on a full quarter of the monthly dividend and development capital expenditures of $80.2 million, was 31 percent. During second quarter, Crescent Point generated funds flow in excess of its development capital expenditures and dividend of $278.2 million.

•
Subsequent to the quarter, Crescent Point completed an acquisition of assets that increased the Company's growth potential in its emerging Flat Lake resource play by adding approximately 300 net internally identified drilling locations primarily in the Torquay and Ratcliffe zones, of which 73 net are booked as proved plus probable ("2P"). These locations rank within the top quartile of the Company's total drilling inventory based on rate of return. Crescent Point also completed an acquisition of low-decline, conventional waterflood assets in its core area of southeast Saskatchewan and signed a letter of intent to dispose of non-core assets in northwest Alberta. Total net consideration for the combined three transactions is $211.7 million.

•
Crescent Point retains a significant amount of liquidity and financial flexibility, with no material near-term debt maturities. The Company's covenant-based, unsecured credit facility had unutilized credit capacity of approximately $1.4 billion as at June 30, 2016, which does not reflect the acquisitions or disposition made subsequent to second quarter.

OPERATIONS REVIEW
Second Quarter Operations Summary
Crescent Point achieved daily average production of 167,218 boe/d in the quarter, representing an increase of 10 percent over second quarter 2015.
The Company spent $51.4 million of drilling and development capital in second quarter and drilled a total of 14 (12.2 net) wells. This is down 81 percent or $219.3 million from second quarter 2015 drilling and development spending when the Company drilled over 142 net wells. The significant reduction from the previous year is due to Crescent Point’s strong first quarter 2016 production levels that allowed the Company to shift approximately $100 million of capital expenditures to the second half of the year. The Company plans to spend approximately $550 million, or 60 percent of its 2016 drilling budget, during the second half of 2016 to drill approximately 340 net wells.
"Our record production during first quarter has provided us with significant flexibility in managing our 2016 capital program," said Scott Saxberg, president and CEO of Crescent Point Energy. "By reallocating capital from our first and second quarter programs to the second half of 2016, we improve our positioning as we enter 2017. Following spring break-up, we resumed drilling activity in each of our core resource plays. We remain on track to achieve our annual production guidance and plan to exit the year with production of approximately 165,000 boe/d."
DrillingResults
The following table summarizes Crescent Point’s drilling results for the three and six months ended June 30, 2016:

Three months ended June 30, 2016	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	4	-	-	-	4	3.4	100
Southwest Saskatchewan	-	-	-	-	-	-	-	-
Alberta and West Central Saskatchewan	-	3	-	-	-	3	3.0	100
United States(1)	-	7	-	-	-	7	5.8	100
Total	-	14	-	-	-	14	12.2	100

Six months ended June 30, 2016	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	131	-	1	-	132	120.9	100
Southwest Saskatchewan	-	26	-	-	-	26	26.0	100
Alberta and West Central Saskatchewan	-	62	-	1	-	63	61.5	100
United States(1)	-	7	-	-	-	7	5.8	100
Total	-	226	-	2	-	228	214.2	100

(1)	The net well count is subject to final working interest determination
Southeast Saskatchewan and Manitoba
In the Viewfield Bakken resource play, the Company's focus during second quarter was on the continued advancement of its waterflood and the expansion of the Viewfield Bakken pool. Crescent Point drilled 1 (1.0 net) step-out well during second quarter to further expand the resource play and the inventory of potential drilling locations. The Company is also pleased with results from its closeable sliding sleeve technology that is now being fully utilized throughout the play. Since implementing the technology in 2014, the Company has fully eliminated well clean-outs due to proppant flow-back following fracture stimulation, which has reduced completion costs in the play by approximately 15 percent. During the second half of 2016, Crescent Point plans to drill approximately 74 net oil wells in the Viewfield Bakken resource play.
In the Flat Lake area, Crescent Point drilled 1 (1.0 net) step-out well, targeting the Torquay zone. Over the last several years, the Company's step-out program has been successful in expanding the Flat Lake area by adding over 300 gross sections, which includes significant drilling locations in each of the Torquay, Midale and Ratcliffe zones. Crescent Point plans to build on this success with five step-out wells planned during the second half of 2016. Following positive results in the Viewfield Bakken resource play, the Company is now fully utilizing closeable sliding sleeve technology throughout the Flat Lake area.
"We're very excited about the significant upside potential in our recently discovered conventional Ratcliffe pool with 12 wells currently on production," said Saxberg. "This pool has minimal recovery to date and provides us with an additional inventory of low-cost drilling locations. These conventional wells are highly economic with payouts of less than two years in this low commodity price environment."
A total of 2 (1.4 net) oil wells were drilled in the Company's conventional assets in southeast Saskatchewan during second quarter. Crescent Point plans to drill approximately 68 net oil wells in the second half of 2016 throughout the rest of the Company's conventional and unconventional asset base in southeast Saskatchewan and Manitoba. These assets continue to provide the Company with an additional source of low-risk, high-return drilling opportunities.
Southwest Saskatchewan
In the Shaunavon resource play, Crescent Point resumed its drilling program subsequent to second quarter. The Company plans to drill 76 net oil wells during the second half of 2016, targeting both the Lower and Upper Shaunavon zones. Approximately 45 percent of Crescent Point's 2016 capital budget in the Shaunavon resource play is directed towards the Upper Shaunavon zone, which compares to approximately 34 percent in 2015 and 18 percent in 2014. This growth demonstrates the expansion of the resource play beyond the Lower Shaunavon zone and the benefit of targeting large oil-in-place resource plays with multi-zone potential. The Upper Shaunavon also provides the potential for long-term reserves growth as the majority of the Company's internally identified drilling locations in this zone are currently unbooked.
Alberta and West Central Saskatchewan
In the Saskatchewan Viking resource play, Crescent Point drilled 3 (3.0 net) oil wells in second quarter. During the second half of 2016, the Company plans to initiate its waterflood pilot and test longer lateral wells, up to one-mile in length, for increased productivity and reserves. Crescent Point also plans to advance its down-spacing activity in the Viking resource play during the second half of the year, with the continued testing of 100-metre down-spacing and the initiation of a 150-metre pilot. Down-spacing could increase Crescent Point's economic drilling inventory in the resource play by approximately 20 percent or 180 locations.
In the Swan Hills Beaverhill Lake resource play, the Company added approximately 1,250 boe/d of production subsequent to the quarter that was previously shut-in due to a pipeline restriction.

United States
During second quarter, Crescent Point drilled a total of 7 (5.8 net) wells in the Uinta Basin resource play, including 2 (1.9 net) vertical oil wells, 2 (1.0 net) horizontal oil wells and 3 (2.9 net) exploration wells in order to identify future development opportunities within the multi-zone basin. Crescent Point continues to advance its learnings in this early-stage play with further analysis of its recent 3-D seismic program, log results and core data. The Company is very excited about its results to date and the future potential in this large oil-in-place resource play. Economics in the basin continue to improve due to lower capital costs and operating expenses, as well as narrower oil differentials.
Crescent Point's efficiencies within its Uinta Basin vertical drilling program improved during second quarter with drilling time down to seven days, in comparison to 14 on average in 2013. The Company's second quarter horizontal program followed up on the success of its most recent horizontal well results and focused on the continued delineation of the resource play. Crescent Point currently has three net horizontal wells budgeted in the Uinta Basin during 2016 with the potential to drill up to six net horizontal wells given its recent success and improved economics in the basin.
ACQUISITIONS AND DISPOSITIONS
Subsequent to the quarter, Crescent Point completed a strategic core consolidation acquisition in its emerging-growth Flat Lake resource play and an acquisition of low-decline, conventional waterflood assets in southeast Saskatchewan. Total consideration for these two acquisitions, which closed in third quarter 2016, is $242.7 million.
Crescent Point also signed a letter of intent to dispose of non-core assets in the Peace River Arch area of northwest Alberta for $31.0 million.
The acquisitions, net of the planned disposition, add approximately 9.8 MMboe of 2P reserves and 5.3 MMboe of proved (“1P”) reserves, independently evaluated utilizing NI 51-101 methodology. The acquisitions, net of the planned disposition, also add approximately 1,250 boe/d of production, contributing approximately 600 boe/d to Crescent Point’s 2016 daily average production assuming no incremental development capital on the acquired assets.
The Flat Lake acquisition provides Crescent Point with significant incremental growth potential, increasing the Company’s internally identified drilling inventory in the area by approximately 300 net drilling locations or 30 percent. These net locations are primarily in the Torquay and Ratcliffe zones, of which 73 of the net drilling locations are booked as 2P locations, and rank within the top quartile of the Company's total drilling inventory based on rate of return. The remaining net locations are internally identified locations based on seismic, geology and offsetting production results.
"With our Flat Lake acquisition, we have significantly increased our long-term growth potential in this emerging resource play," said Saxberg. "We now have more than 20 years of drilling inventory at Flat Lake and expect to increase the value of this drilling inventory by continuing to advance new technology in the play. In the current low commodity price environment, our Flat Lake wells are paying out in approximately two years or less.”
Total net consideration for the acquisitions, net of the planned disposition, is $211.7 million.
The Company generated funds flow, in excess of development capital expenditures and dividend, of $278.2 million in second quarter 2016, a portion of which will be allocated to these acquisitions, with the remainder directed towards debt reduction.
WATERFLOOD UPDATE
During second quarter 2016, Crescent Point converted 25 producing wells to water injection wells. The Company has converted approximately 55 producing wells during the first half of 2016, representing approximately 46 percent of planned conversions for the year. The Company remains on track to convert more than 120 wells in 2016, an increase of more than 70 percent compared to 2015.
In the Viewfield Bakken resource play, Crescent Point converted nine producing wells to water injection wells during second quarter. The Company remains on track to convert 50 producing wells by year-end; however due to the continued success of its waterflood, Crescent Point may accelerate the number of well conversions currently planned during 2016. The Company also expects its well conversions to increase during 2017, potentially converting up to 100 producing wells.
Subsequent to second quarter, the Government of Saskatchewan granted technical approval for the second of four Viewfield Bakken waterflood units proposed by the Company. Crescent Point expects to fully unitize this second unit by early 2017, with plans to unitize the remaining two units by the end of 2018. This approval is another significant milestone in the development of the Company's waterflood strategy within its core resource plays. Crescent Point believes there is an opportunity to expand its Viewfield Bakken waterflood beyond these initial four units and has identified several additional units that would increase the Company's future waterflood unitization by approximately 60 percent.
Crescent Point is also testing new technologies in its Viewfield Bakken waterflood program to improve water injectivity, decline rates, estimated ultimate recoveries and economic values. For example, over the last year, Crescent Point has been testing multiple-stage segregated strings, a proprietary technology designed by the Company to improve water distribution in the reservoir. These segregated injection strings control the amount of water being pumped into multiple stages of a horizontal well-bore. The Company's initial pilots have allowed for three times the amount of water injectivity without any corresponding increase in the percentage of water produced in offsetting wells. Increased water injectivity is expected to help manage reservoir pressure, which potentially improves decline rates and estimated ultimate recoveries.

In the Shaunavon resource play, Crescent Point converted a total of 10 producing wells to water injection wells, including nine Lower Shaunavon wells and one Upper Shaunavon well. By the end of second quarter, the Company has converted a total of 89 producing wells, including 81 wells in the Lower Shaunavon zone and eight wells in the Upper Shaunavon zone. Crescent Point is very encouraged with the performance of its waterflood in both the Lower and Upper Shaunavon zones. In both zones, producing wells directly offsetting a water injection well are declining at half the rate, compared to wells in areas not affected by waterflood. The Company remains on track to convert approximately 30 wells in the play by the end of 2016, with additional flexibility to potentially accelerate conversions in 2017.
In the emerging-growth Flat Lake area, Crescent Point continued to expand its unconventional Midale waterflood. During second quarter, the Company converted two producing wells to water injection wells in the unconventional Midale play, with eight additional wells planned for conversion during the second half of 2016. In the Torquay play, Crescent Point plans to convert four producing wells during 2016, with initial water injection scheduled during third quarter. A successful waterflood in the multi-zone Torquay play may potentially lead to future waterflood opportunities in the geologically equivalent Three Forks zone in North Dakota.
Crescent Point expanded its waterflood program in the Turner Valley play in Alberta during second quarter, converting a total of four producing wells. Crescent Point plans to advance its conventional and unconventional waterfloods during the second half of 2016, with two additional conversions in Turner Valley, three in the Swan Hills Beaverhill Lake resource play and eight throughout Manitoba and the Company's conventional asset base in southeast Saskatchewan.
COST IMPROVEMENTS: $50 MILLION OF OPERATING EXPENSE REDUCTION IN 2016
Crescent Point's operating expenses for the first half of 2016 totalled $331.0 million, which were approximately $40 million lower than the Company's budget. A large portion of Crescent Point's operating expenses are fixed; however the Company's cost reduction initiatives have been successful in improving its transportation and hauling, chemical, labour and service costs, as well as logistics around maintenance. Crescent Point expects additional savings during the second half of 2016; however total operating expenses in second half will be higher than in first half 2016 due to normal seasonality, the payment of annual fees and taxes, planned maintenance and turnarounds, recent acquisitions and an expected increase in Saskatchewan power rates. The Company expects its 2016 operating expenses to equate to an average of approximately $11.40 per boe, which is approximately $0.85 per boe or $50 million lower than in its original 2016 budget.
By the end of first quarter, Crescent Point successfully reduced capital costs in several of its core resource plays by approximately four percent, in addition to the capital cost savings of approximately 30 percent realized during 2015. These savings were achieved through a combination of service cost reductions, improved drilling efficiencies and new completions technologies. In the Company's largest resource play, the Viewfield Bakken, costs per metre drilled and drilling days have each improved by approximately 30 percent since 2014. The Company's closeable sliding sleeve technology, which has fully eliminated well clean-outs, has also reduced completion costs in the play by approximately 15 percent. Crescent Point expects such efficiencies to be sustainable over the long-term.
Crescent Point's 2016 budget continues to assume an approximate 10 percent reduction in average drilling and development capital costs relative to year-end 2015. While the Company's second quarter capital cost initiatives were limited due to a moderated drilling program, Crescent Point expects to achieve greater clarity around its second half cost assumptions as its drilling activity increases post spring break-up.
OUTLOOK
Crescent Point has had an excellent start to 2016 and remains well positioned to achieve its annual average production guidance.
Crescent Point’s strong first quarter 2016 production allowed the Company to shift approximately $100 million of development capital from the first half of the year to the second half of the year. The Company spent only $51.4 million on drilling and development activities in second quarter and, as such, expects third quarter production to decline slightly from second quarter.
Coming out of spring break-up, the Company has resumed drilling activity in third quarter in each of its core resource plays, which is expected to positively impact fourth quarter production. Crescent Point expects to spend approximately 60 percent of its capital expenditures budget in the second half of the year.
“We remain on track with our production and capital expenditures plans for 2016," said Saxberg. "Our priorities remain focused on living within cash flow, protecting our balance sheet and continuing to advance each of our core resource plays. Our recent acquisitions and disposition further highlight our focus within our core areas."
The Company’s capital expenditures budget, excluding land and net property acquisitions and dispositions, remains unchanged at $950 million. Crescent Point expects to revisit its budget, along with its current production guidance of 165,000 boe/d, in the second half of the year. The Company's budget continues to assume an approximate 10 percent reduction in average drilling and development capital costs relative to year-end 2015.
During second quarter and into the third quarter, Crescent Point increased its 2016 and 2017 hedge volumes, taking advantage of rising forward prices at the time. The Company added approximately 7,000 bbl/d and 5,750 bbl/d of oil hedges for the balance of 2016 and calendar 2017, respectively. As at August 5, 2016, the Company has 45 percent of its oil production, net of royalty interest, hedged for the remainder of 2016 at a weighted average market value price of approximately CDN$75.00/bbl. For the first half of 2017, Crescent Point now has 29 percent of its oil production hedged at a weighted average market value price of approximately CDN$68.00/bbl.

The Company also has 50 percent of its natural gas production hedged for the remainder of 2016 at a weighted average price of CDN $3.31 per GJ and 35 percent hedged for 2017 through the fourth quarter of 2019 at a weighted average price of CDN$2.91 per GJ.
Crescent Point expects to generate strong funds flow as commodity prices rebound, further increasing total returns for shareholders. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Thursday, August 11, 2016, at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 866-223-7781 or 416-340-2219. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/7710 into any web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 800-408-3053 or 905-694-9451 and entering the passcode 6310679. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.
2016 GUIDANCE
The Company’s guidance for 2016 is as follows:

Production
Oil and NGL (bbls/d)	148,000
Natural gas (mcf/d)	102,000
Total (boe/d)	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	812
Facilities and seismic ($ millions)	138
Total ($ millions)	950
(1)     The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
August 11, 2016

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Cash flow from operating activities	427.5	491.5	(13)	755.6	890.4	(15)
Changes in non-cash working capital	(25.8)	21.4	(221)	19.5	50.3	(61)
Transaction costs	0.3	8.8	(97)	0.6	9.7	(94)
Decommissioning expenditures	2.4	2.5	(4)	6.7	7.4	(9)
Funds flow from operations	404.4	524.2	(23)	782.4	957.8	(18)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment or impairment recoveries on property, plant and equipment, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Net income (loss)	(226.1)	(240.5)	(6)	(313.6)	(286.5)	9
Amortization of E&E undeveloped land	48.9	47.6	3	99.2	94.8	5
Unrealized derivative losses	237.8	359.1	(34)	536.4	312.5	72
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	50.3	(31.0)	(262)	(180.2)	99.7	(281)
Unrealized (gain) loss on long-term investments	(2.8)	13.2	(121)	(4.9)	(10.5)	(53)
Gain on capital acquisitions	-	(6.3)	(100)	-	(6.3)	(100)
Deferred tax relating to adjustments	(93.0)	(101.7)	(9)	(127.0)	(135.0)	(6)
Adjusted net earnings from operations	15.1	40.4	(63)	9.9	68.7	(86)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2016	June 30, 2015	% Change
Long-term debt (1)	4,233.9	3,985.1	6
Accounts payable and accrued liabilities	446.3	671.1	(33)
Dividends payable	15.2	115.9	(87)
Cash	(4.2)	(20.6)	(80)
Accounts receivable	(259.1)	(383.7)	(32)
Prepaids and deposits	(7.2)	(7.8)	(8)
Long-term investments	(35.2)	(61.7)	(43)
Excludes:
Equity settled component of dividends payable	-	(36.6)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(351.0)	(284.7)	23
Net debt	4,038.7	3,977.0	2
(1) Includes current portion of long-term debt.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Payout ratio and payout ratio per share - diluted are calculated on a percentage basis as dividends paid or declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Reserves Data
Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expected impact of shifting capital to the second half of 2016 on service costs, the balance sheet and the Company's positioning for 2017; expected 2016 operating expenses; Crescent Point’s ongoing focus on advancing each of its core resource plays during the current environment; the expected completion of a new horizontal well in Uinta in the third quarter and the drilling of two additional wells in the second half of 2016; the Company’s continued efforts to extend the economic boundaries of its resource plays and the potential for long-term reserves growth as a results of such efforts; the Company's 2016 drilling plans in southeast Saskatchewan, Manitoba and southwest Saskatchewan; plans to initiate a waterflood pilot, test longer lateral wells and advance down-spacing activity in the Viking play and to also test longer lateral wells in the Viking for increased productivity and reserves; potential impact of down-spacing on Crescent Point's economic drilling inventory; expected continued improvement in the economics of the Uinta Basin and wells budgeted in the area for the remainder of 2016; the expected impact of the Flat Lake acquisition on the Company's growth potential in the area; planned waterflood conversions for the remainder of 2016 (including potential acceleration thereof); planned unitization activities in Viewfield Bakken and potential expansion opportunities for the program; the expected impact of advancing technology in Flat Lake on the value of the drilling inventory in the area; planned waterflood activities in Shaunavon, Flat Lake and Turner Valley; the expectation that increased water injectivity will help manage reservoir pressure potentially improving decline rates and estimated ultimate recoveries; Crescent Point’s outlook on 2016 average annual production and 2016 and 2017 annual capital expenditures; expected 2016 operating expenses; the expected positive impact of third quarter drilling activity on fourth quarter production; expected third quarter and fourth quarter production levels; the Company’s expectation that it can generate significant funds flow as commodity prices rebound; Crescent Point’s commitment to maintaining a strong financial position while continuing its total return strategy; and the Company’s 2016 guidance with respect to production and capital expenditures along with its expectation that it remains on track to achieve such 2016 guidance.
Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2015. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2015, which is accessible at www.sedar.com. The reserve information contained under "Acquisitions and Dispositions" is based on independently evaluated reserve information as of July 1, 2016.
With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.
All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2015 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2015, under the headings “Risk Factors” and “Forward-Looking Information” and for the quarter ended June 30, 2016 under “Derivatives”, “Reclamation Fund”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2015, under the headings “Marketing and Prices”, “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies”, “Risk Factors” and “Outlook” and are disclosed in the Management’s Discussion and Analysis for the quarter ended June 30, 2016 under the headings “Derivatives”, “Reclamation Fund”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced risks and uncertainties to all oil and gas interest and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.
Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone: (403) 693-0020        Toll-free (US & Canada): 888-693-0020
Fax:      (403) 693-0070         Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.
Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1